STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	July 21, 2005
Corporate Office:	#SRU-15-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF - OTC BB

Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

HIGH GRADE COPPER, NICKEL AND PGEs
INTERCEPTED AS 119 ZONE IS
EXTENDED 200 METERS IN STRIKE LENGTH

During Phase One exploration “infill” drilling two drills are targeting the undrilled portion of the strong conductor identified between the 119 Zone (L76+00W) and the West Zone (L68+00W). Assay results from the first infill hole, 05-223, are reported in Table I.

This drill hole was collared 200 meters further to the east of the 119 Zone and intercepted two massive sulphide lenses. The second lens intercepted an impressive 18.5 meters grading 1.66% Cu, 0.87% Ni, 0.10% Co, 2.31 g/t Pd and 0.31 g/t Pt. Assays are reported in Table I.

TABLE I 119 ZONE INFILL ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
05-223	-70°	74+00W/6+25N	1017.30-1022.20	4.90 (16.08)	1.83	0.568	0.077	1.62	0.18	1.80
		(including	1020.00-1022.00	2.20 (7.22)	1.10	1.06	0.143	2.45	0.35	2.80)
			1049.00-1067.50	18.50 (60.70)	1.66	0.87	0.10	2.31	0.31	2.62
		(including	1056.00-1057.00	1.00 (3.28)	1.291	0.987	0.117	2.55	2.74	5.29
*2PGE=Pt+Pd

The 119 Zone was discovered in 2002 and had an original strike length of 400 meters. The planned “infill” drilling in 2005 will continue to expand the zones resources with stepouts of 200 meters. The 119 Zone area and infill portion has been recently SQUID surveyed using ground geophysics and all 2005 drill holes will also be down-hole PEM surveyed by Crone Geophysics. These surveys and the planned drilling will assist in defining the characteristics of the 119 Zone area where up to three parallel sulphide lenses were previously intercepted. It is important to note that interval 1056m to 1057m contains 5.29 2PGE (2.55 g/t Pd and 2.74 g/t Pt).

True thickness of the drill intercepts are not defined at this time. Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10, 2004, page 3.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.